Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. §1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

       Pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of NTK Holdings, Inc. ("Company"), hereby certifies that the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 ("Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Almon C. Hall
Name: Almon C. Hall
Title: Vice President and Chief Financial Officer

Dated: November 3, 2006